Filed by Convergys Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Convergys Corporation
Commission File No.: 001-14379
Date: June 28, 2018

The following is a copy of an employee communication by Convergys Corporation:

To:	All Employees
From:	Andrea Ayers, President and CEO, Convergys
Date:	June 28, 2018
Subject:	Convergys Announcement

Team –

A few moments ago we announced a definitive agreement for SYNNEX to acquire Convergys and integrate the company with its industry-leading CRM BPO subsidiary, Concentrix. Details about the transaction are available in our press release http://newsroom.convergys.com/press-release/company-news/convergys-be-acquired-synnex-corporation-28-billion-cash-and-stock .

I would like to take a moment to share my thoughts about what this means for Convergys and for you. I firmly believe that this transaction will be positive for Convergys shareholders, clients, and – perhaps most personally important to me – our people.

After nearly 30 years at Convergys, I can confidently say that our people exemplify the very best in the business, and we will be joining a company with highly complementary capabilities and a similar culture. Concentrix has made it clear that this acquisition is about growth. They value the talent, deep expertise, and best practices Convergys brings to the table. Once closed, the enhanced capabilities and talent of both organizations will result in increased career and development opportunities for our people.

This is also very positive for our clients. They require customer experience partners that are able to offer the fundamentals – operational excellence, the best mix of global delivery options, and top talent – as well as the expertise and technology to create and execute CX strategies that are unique to each of their businesses. The star power of our amazing team, combined with our colleagues and fellow-industry leaders at Concentrix, will be able to deliver this in spades.

For Convergys specifically, the acquisition brings:

•                     Expansion in new geographies, including Brazil and Japan, as well as additional footprint in Asia, Europe, and North and South America;

•                     Enhanced digital capabilities and expertise, including technology that will complement current offerings; and

•                     Diversification of the revenue base as the company becomes part of a much larger, Fortune 500 organization.

It’s important to recognize that today’s announcement is just the first step. We expect the transaction to close by the end of the 2018 calendar year, subject to regulatory approvals and other customary closing conditions. Until that time, we remain two separate companies in all respects. This means we will continue to operate as usual at Convergys – there is nothing different about your job today from yesterday. It is imperative that we all stay focused on delivering the excellence our clients expect and deserve.

In addition to ensuring this is seamless for our clients during the close and integration period, we are also committed to being as clear and transparent as possible. Our senior team will be briefed on this announcement later today. So, if you have any questions, please talk to your manager. You may also email questions to questions@convergys.com.

Thank you for your hard work and dedication to Convergys.

Andrea Ayers

President and CEO, Convergys

PUT YOUR CUSTOMER FIRST

GROW AS A TEAM

DO THE RIGHT THING

SERVE THE COMMUNITY

Additional Information and Where to Find It

In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX and Convergys will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a SYNNEX registration statement on Form S-4 that will include a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX, and a definitive joint proxy statement/prospectus will be mailed to stockholders of SYNNEX and shareholders of Convergys.  INVESTORS AND SECURITY HOLDERS OF SYNNEX and CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at (510) 668-8436.  Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.

No Offer or Solicitation

This document is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018.  Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE:  This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX Corporation (“SYNNEX”), Convergys Corporation (“Convergys”) and the proposed acquisition of Convergys by SYNNEX.  All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws.  These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company.  These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions.  Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; and the methods SYNNEX will use to finance the cash portion of the transaction.  In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements.  These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.